UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Turmeric Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G9127T108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Turmeric Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,852,750[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,852,750[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,852,750[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.87%[2]
12.	Type of Reporting Person (See Instructions) OO

[1]

Represents 2,852,750 shares of Class A ordinary shares issuable in respect of (i) 2,298,750 shares of Class B ordinary shares (“Founder Shares”) convertible on a one-for-one basis into Class A ordinary shares (“Class A Shares”) and (ii) 415,500 private units (“Private Units”) which convert at the time of the issuer’s initial business combination into 415,500 Class A Shares and 138,500 warrants to acquire Class A Shares (each unit constituting one Class A Share and one third of a private warrant to acquire one Class A Share).

[2]

Calculated based on (i) 10,190,500 Class A Shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021, and (ii) 2,852,750 Class A Shares issuable in respect of the Founder Shares and the Private Units.

1.	Names of Reporting Persons Luke Evnin
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,852,750[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,852,750[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,852,750[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.87%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]

Represents 2,852,750 shares of Class A ordinary shares issuable in respect of (i) 2,298,750 Founder Shares convertible on a one-for-one basis into Class A ordinary shares (“Class A Shares”) and (ii) 415,500 Private Units which convert at the time of the issuer’s initial business combination into 415,500 Class A Shares and 138,500 warrants to acquire Class A Shares (each unit constituting one Class A Share and one third of a private warrant to acquire one Class A Share).

[2]

Calculated based on (i) 10,190,500 Class A Shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021, and (ii) 2,852,750 Class A Shares issuable in respect of the Founder Shares and the Private Units.

Item 1(a).	Name of Issuer

The name of the issuer is Turmeric Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 450 Kendall Street, Cambridge, MA, 02142.

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

i.	Turmeric Management, LLC (the “Sponsor”)

ii.	Luke Evnin

Item 2(b)/(c).	Citizenship & Address of the Principal Business Office, or if none, Residence:

Turmeric Management, LLC

450 Kendall Street

Cambridge, MA, 02142

Citizenship: State of Delaware

Luke Evnin

c/o: Turmeric Management, LLC

450 Kendall Street

Cambridge, MA, 02142

Citizenship: U.S.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number

G9127T108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are directly held by the Sponsor. Luke Evnin is the sole director of the board of directors of the Sponsor. As such, he may be deemed to have or share voting and dispositive power over the Founder Shares or Private Units held directly by Turmeric Management, LLC. The filing of this Statement shall not be construed as an admission that either Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Turmeric Management, LLC

/s/ Luke Evnin
Name: Luke Evnin

/s/ Luke Evnin
Name: Luke Evnin

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022